United States securities and exchange commission logo





                               February 15, 2021

       Charles Arnold
       Chief Executive Officer
       Crosswind Renewable Energy Corp
       20295 29th Place, #200
       Aventura, Fla 33180

                                                        Re: Crosswind Renewable
Energy Corp
                                                            Form 10 filed
January 19, 2021

       Dear Mr. Arnold:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

       Form 10 filed January 19, 2021

       General

   1.                                                   Please revise to
clarify your relationship with and transition from your
                                                        predecessor, Stealth
MediaLabs, Inc., a Nevada Corporation whose Form 10 went
                                                        effective in 1999. In
this regard, it appears you received a letter from the staff on August
                                                        3, 2005 regarding your
failure to file required reports under Section 13(a) of the
                                                        Securities Exchange Act
of 1934. Please revise or advise.
       Business of the Issuer, page 1

   2. Please disclose the jurisdictions where you intend to conduct operations, what milestones you anticipate
achieving in the short- and long-term, and the nature of the "preliminary discussions with
several potential parties." In this regard, we note that your offices are in
                                                        Florida, you are an
Oklahoma corporation with no employees, and your auditor is in
                                                        India. Additionally, we
note you indicate you had $9,558 in cash at September 30, 2020.
                                                        However, in the first
sentence on page 7 and in the financial statements you indicate that
 Charles Arnold
Crosswind Renewable Energy Corp
February 15, 2021
Page 2
         you had $500 in cash. Please revise to eliminate the inconsistency. Acquisition by RCK Development LLC, page 3

3. Please identify the parties and discuss the material terms of the acquisition referenced in the heading. Please clarify the status of the transaction given the statement in Note 8 of the financial statements that "said shares have yet to be issued." Additionally, identify and provide disclosure regarding promoters, including assets acquired or to be acquired by the registrant from a promoter. See Item 404(c).
Business Strategy, page 7

4. Reference is made to the third paragraph on page 7. Please clarify how you "will likely be able to effect two to four new projects within the upcoming year" in light of the fact that you currently have $500 in assets and no discernable plan of financing.
Item 14. Financial Statements and Supplementary Data, page 15

5. We note you acquired the assets and liabilities of RCK Development LLC on July 6,
         2020. Please tell us how you determined it was unnecessary to provide financial statements for RCK Development LLC. Reference is made to Rule 8-04 of Regulation S-
         X.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Howard Efron at 202 551-3439 or Jennifer Monick at 202 551-3295 if
you have questions regarding comments on the financial statements and related matters. Please contact Todd Schiffman at 202 551-3491or Jim Lopez at 202 551-3536 with any other questions.



FirstName LastNameCharles Arnold                                Sincerely,
Comapany NameCrosswind Renewable Energy Corp
                                                                Division of
Corporation Finance
February 15, 2021 Page 2                                        Office of Real
Estate & Construction
FirstName LastName